UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes       No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes       No     X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

Attached hereto is the press release disclosed to the media regarding organizational changes.

Madrid, 30 July 2024

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Press Release
07.30.2024

BBVA reorganizes its global Client Solutions area by segments: Commercial and Retail

In order to take the service and customer experience to the next level, BBVA creates two specialized global areas for each customer segment: Commercial Client Solutions, which will be led by Jaime Sáenz de Tejada; and Retail Client Solutions, with David Puente at the helm. Additionally, the bank is creating a global unit at the highest level of the organization, Digital Banks, which will be headed by Murat Kalkan. All of these units will report directly to Onur Genç, CEO of BBVA. The bank also announces other changes at the first executive level of the Group.

“With this reorganization centered on different segments of clients, we are taking a great step to offer them an unparalleled experience,” said Onur Genç. “With the creation of the Digital Banks area, we will be able to share the best knowledge from our various initiatives and help accelerate the group’s growth.”

The current area of Client Solutions is divided into two new global areas: Commercial Client Solutions and Retail Client Solutions, which will be responsible for transforming BBVA’s service and value proposition for these two segments of clients.

The Commercial area will be led by Jaime Sáenz de Tejada, current head of Global Risk Management, and will be responsible for business development for companies throughout the Group. It will bring together specialized teams for these clients that until now were part of Client Solutions as well as the BBVA Spark unit. In the geographies, the Client Solutions units and the networks devoted to Commercial Banking will be integrated under a head of Commercial Banking, who will be part of the top management level of the local organization.

The Retail area will have at the helm David Puente, currently head of Client Solutions. This unit will lead business development for retail clients throughout the Group and integrate all teams devoted to this segment in the current Client Solutions. In the geographies, the Client Solutions units and the networks devoted to retail clients will be integrated under a head of Retail Banking, who will be at the top level of the local organization.

The Commercial and Retail units in different geographies will be responsible for the business end to end, including customer experience and financial results in their segments, as well as the local implementation of global initiatives. These units will report to the global heads of Commercial Client Solutions and Retail Client Solutions, respectively, as well as to their corresponding country manager. The latter will continue to be responsible for the management of the balance sheet and the P&L in each of the franchises. Local organizational structures and the heads for Commercial and Retail Banking will be defined in the coming weeks.

07.30.2024

Furthermore, Murat Kalkan, currently director of BBVA Global Wealth Advisors, will take on the new Digital Banks area, which will manage BBVA’s 100% digital banks (such as Italy or the planned launch in Germany in 2025) and the Group’s stakes in various neobanks, such as Atom in the UK and Neon in Brazil. This unit will maximize synergies and learnings between the different digital initiatives.

Additionally, BBVA announces the following changes at the top executive level:

•	Global Risk Management: José Luis Elechiguerra, currently head of Engineering, will replace Jaime Sáenz de Tejada as head of Global Risk Management.

•	Engineering: Carlos Casas, currently head of Talent & Culture, will take on the Engineering area of BBVA, replacing José Luis Elechiguerra.

•	Talent & Culture: Paul G. Tobin, currently head of the Communications area, will replace Carlos Casas in the Talent & Culture area.

•	Communications: Paula Puyoles, current director of Corporate Communication, will be at the helm of the area, replacing Paul G. Tobin.

Following these new appointments, which are subject to the corresponding regulatory procedures, the new organization chart will be as follows:

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07.30.2024

CONTACT DETAILS:

BBVA Corporate Communications

Tel. +34 91 374 63 49

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: https://www.bbva.com

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07.30.2024

About BBVA

BBVA is a global financial services group with a customer-centric vision, which currently has more than 71 million active clients and more than 121,000 employees.

The bank is present in more than 25 countries, has a strong leadership position in the Spanish market, it is the largest financial institution in Mexico and it has leading franchises in South America and Turkey. In addition, it has an important investment, transactional and capital markets banking business in the USA.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2024	Banco Bilbao Vizcaya Argentaria, S.A.

By: /s/ Carlos Casas Moreno
Name: Carlos Casas Moreno

Title: Head of Talent & Culture